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Holland & Knight LLP
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08004832

Carla R. Speck
202 457 7124
carla.speck@hklaw.com

September 5, 2008

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

SUPPL

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

PROCESSED
SEP 12 2008
THOMSON REUTERS

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this filing, please do not hesitate to call Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

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Very truly yours,

HOLLAND & KNIGHT LLP

Carla R. Speck
Legal Assistant

Enclosures

5587943_v1

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ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below is set out in EXHIBIT A hereto)

1. Report of Amendment to Significant Shareholders' Report dated August 1, 2008

2. Amendment to Significant Shareholders' Report dated August 22, 2008

3. Quarterly Report dated August 13, 2008

4. Amended Shelf Registration Statement dated August 13, 2008

5. Notification to verify the Quarterly Report for the first quarter of the year ending March 31, 2009

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed from items 1 to 2 below are included in EXHIBIT B hereto)

1. JT to Transfer Shares in Australian Chilled Processed Foods Subsidiary

2. Business Report for the first quarter of the fiscal year ending March 31, 2009

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report of Amendment to Significant Shareholders' Report dated August 1, 2008

   Report of partial amendment to Significant Shareholders' Report dated July 18, 2008, was filed with the Director of Kanto Local Finance Bureau.

2. Amendment to Significant Shareholders' Report dated August 22, 2008

   Significant Shareholders' Report regarding the change in the JT's stake in shares of Frontier Real Estate Investment Corporation submitted to Kanto Local Financial Bureau pursuant to Art. 27-25-1 of the Financial Instruments and Exchange Law. This report shows JT's stake decreased to 3.68% from 6.56%.

3. Quarterly Report dated August 13, 2008

   Quarterly Report stating the results for the quarterly period from April 2008 to June 2008, filed with the Director of Kanto Local Finance Bureau on August 13, 2008.

4. Amended Shelf Registration Statement dated August 13, 2008

   Amended Shelf Registration Statement in which Quarterly Report dated August 13, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

5. Notification to verify the Quarterly Report for the first quarter of the year ending March 31, 2009

   Notification verifying the Quarterly Report dated August 13, 2008, filed with the Director of Kanto Local Finance Bureau on August 13, 2008.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contacts: Yukiko Seto, General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292
E-mail: jt.media.relations@ims.jti.co.jp

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FOR IMMEDIATE RELEASE

JT to Transfer Shares in Australian Chilled Processed Foods Subsidiary

Tokyo, August 7, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the company has agreed to transfer its entirety of shares in Hans Continental Smallgoods Pty. Ltd. (Hans), JT's wholly-owned chilled foods subsidiary in Australia, to a special purpose vehicle formed by Anchorage Capital Partners Pty. Ltd.

As JT announced in a press release entitled "JT Announces Realignment in Its Foods Business" dated May 1, 2008, JT decided that it would consolidate its processed foods business; including the frozen foods business of both JT and Katokichi Co., Ltd. (Katokichi), a subsidiary of JT, as well as JT's seasoning business, to operate under Katokichi. At the same time, JT moved forward with the realignment of Hans. However, after considering the product characteristics and the respective operating areas of both Hans and JT's other processed foods operations, JT concluded that there are no foreseeable synergies between both businesses. It was therefore determined that focus of the company's management resources would be on the frozen foods and seasoning businesses under Katokichi, in order to strengthen the JT Group's foods business as a whole.

The closing date of the share transfer is scheduled for September 9, 2008, following necessary intra-group financial arrangements to be undertaken pursuant to the terms of the share sale agreement. Hans and its subsidiaries, including Swickers Kingaroy Bacon Factory Pty. Ltd. and Sun Pork Foods Pty. Ltd., will then be disjointed from the JT Group.

The impact on JT's consolidated financial results relating to the transfer is expected to be minimal.

Corporate Profiles

Hans Continental Smallgoods Pty. Ltd.

Representative:	Ryuji Takagi
Headquarters:	Queensland, AUSTRALIA
Established:	1969
Business area:	Manufacturing and sales of ham, bacon, salami and sausage
Capital:	Approximately A$45 million
Sales:	Approximately A$380 million (¥37.7 billion) in the fiscal year ended March 31, 2008
Employees:	Approximately 1,000

**Employees of the Hans Group: Approximately 1,400*

Anchorage Capital Partners Pty. Ltd.

Representative:	Phillip Cave
Headquarters:	New South Wales, AUSTRALIA
Established:	2007
Business area:	Investment Fund Management

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.

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Business Report for the first quarter of the fiscal year ending March 31, 2009

<A Message from Management>

In the three-month period that ended June 30, 2008, EBITDA and operating income increased, thanks to the continuing top-line growth of the international tobacco business as well as the addition of Gallaher and Katokichi results to the consolidated performance. Meanwhile, ordinary income and net income decreased, primary due to foreign exchange loss.

EDITDA forecast, which announced on May 1, is slightly below the last year's level. However, that figure is the minimum level we should achieve and we make further efforts to exceed it.

In addition, as the leader of the tobacco business, we made efforts to introduce vending machines with adult identification functions for prevention of smoking among minors.

We are aware of the report that nonpartisan group of Japanese lawmakers are proposing steep increase in cigarette tax/prices to 1,000yen from the current 300 yen retail price. The idea of raising the cigarette price to 1,000 yen is tantamount to sacrificing one segment of consumers – smokers for poor government revenue. It is an easy and unfair idea. We are strongly opposed to the idea of raising the tax on tobacco proposed by some lawmakers.

In the pharmaceuticals business, JTT-705 for treatment of Dyslipidemia licensed to Roche, and JTK-303, an-anti-HIV drug licensed to Gilead Sciences, advanced to Phase 3. I hope that these drugs could receive approval and will be delivered to the patients, who await the drugs in the world, as soon as possible.

In the food business, we are engaging in group-wide efforts to ensure and improve our safety control and to build up the safety of foods in order to regain the trust of customers. For example, we have started inspection of imported frozen foods for agrochemical residues at an inspection center in Japan, invited outside experts to serve as our advisers and actively disclosed information concerning food materials and other items.

In addition, our processed foods business and seasoning business were transferred to Katokichi as part of the realignment of our foods business in July. We aim to complete the process of integrating these operations with Katokichi's operations as quickly as possible.

Overview of the financial results for the first quarter of the fiscal year ending March 31, 2009

In the first quarter, we achieved growth in sales, EBITDA and operating income, while ordinary income and net income declined as can be seen in the Table 1.

Our sales excluding taxes reached 708.1 billion yen for the first quarter of the fiscal year ending March 31, 2009, an increase of 181.8 billion yen compared with the corresponding figure for the previous period, despite a decline in the overall domestic tobacco demand. The decline in the domestic tobacco sales volume was more than offset by the continued top-line growth for the international tobacco business and the consolidation of Gallaher and the Katokichi Group.

Operating income was 110.4 billion yen, increased by 17.1 billion yen compared with the corresponding figure for the previous three-month period, despite the start of amortization of the goodwill related to the international tobacco business and an increase in sales promotion expenses for the domestic tobacco business. This is mainly due to the consolidation of Gallaher.

Ordinary income was 72.5 billion yen, decreased by 18.3 billion yen compared with the corresponding figure for the previous three-month period, primary due to exchange losses related to the end-of-year evaluation of Euro-denominated bonds of a consolidated subsidiary and increased interest payments associated with the consolidation of Gallaher.

Net income was 16.9 billion yen, decreased by 46.1 billion yen compared with the corresponding figure for the previous three-month period, primary due to losses related to the demolition of company-owned residences for employees, a decline in profits from the sale of fixed assets, and additional costs related to the introduction of vending machines with the age-verification function.

(Table 1) Consolidated financial results for the first quarter of the fiscal year ending March 31, 2009

(Billions of yen)

	First quarter ended June 30, 2007	First quarter ended June 30, 2008	Change
Sales (Tax included)	1,219.7	1,719.8	500.0
Sales (Tax excluded)	526.2	708.1	181.8
EBITDA*	126.6	180.6	54.0
Operating income	93.3	110.4	17.1
Ordinary income	90.9	72.5	(18.3)
Net income	63.0	16.9	(46.1)

* EBITDA=Operating income + depreciation and amortization

<Review of operation>

Domestic Tobacco

In the domestic tobacco business, both sales and profits declined due to a decrease in the sales volume and increased sales promotion expenses.

The domestic tobacco sales volume for the three months that ended June 30, 2008 was 42.0 billion cigarettes, decreased by 0.6 billion cigarettes compared with the corresponding figure for the previous three-month period. While we recognize no fundamental change in the long-term declining trend of the sales volume associated with structural factors such as progress in ageing, the pace of the drop slowed down to 1.5% year-on-year as convenience stores and other shops selling tobacco products in person to customers temporarily increased their inventories ahead of the introduction of the taspo card, which is necessary when buying tobacco products from vending machines with the age-verification function.

Meanwhile, JT's share in the domestic market was 64.9%, unchanged from the previous fiscal year. We succeeded in defending out market share because we improved the competitiveness of JT products in sales at convenience stores and other retail shops through the introduction of tobacco display boxes and because we actively promoted the Mild Seven family and other brands.

In addition, the market share of the Mild Seven family increased by 0.3 percentage point from the previous fiscal year to 32.3%, mainly due to the introduction of the Mild Seven Impact One 100's Box.

We aim to achieve a second straight annual increase in market share by continuing active investments in our brands and sales channels.

(Chart 1) Domestic share of JT products



(%)
67
66
65
64
34
33
32
31
JT Products
66.5
65.5
64.8
64.9
64.9
Mild Seven Family
32.9
32.2
31.6
32.0
32.3
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008
Q1
FY 3/2009

International Tobacco

Total sales volume for the term from January to March 2008 in the international tobacco business was 103.9 billion cigarettes, an increase of 46.1 billion cigarettes compared with the corresponding figure for the previous three-month period, primarily due to the sales increases of "Winston" in Russia, Ukraine, Philippines, Spain, Turkey and Italy and "Camel" in Italy and Spain and Russia and "Mild Seven" in South Korea, Taiwan and Russia, in addition to the consolidation of Gallaher performance.

* *As for the international tobacco business, the results for January to June 2008 are included in our consolidated results for this three-month period.*

(Chart 2) Total sales volume from January to June
(Unit: billion cigarettes)


120
100
80
60
40
20
103.9
57.7
2007
2008
Total Volume
GFB Volume

Pharmaceuticals

In research and development, we abandoned the development of two compounds, JTT-553 for treatment of obesity and JTK-652 for treatment of hepatitis C. However, JTT-705 for treatment of Dyslipidemia licensed to Roche, and JTK-303, an-anti-HIV drug licensed to Gilead Sciences, advanced to Phase 3.

We will continue to enhance our research and development activities and explore strategic opportunities for licensing out our products and obtaining licenses for other companies' drugs.

Clinical development (as of July 31, 2008)

code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase2(JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Roche:Phase3
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Gilead Sciences:Phase3
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	

JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTS-653 (oral)	Phase1(JPN)	Pain Overactive Bladder	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons -TRPV1:Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase1(Overseas)	Type 2 diabetes mellitus	Improves type 2 diabetes through reducing excessive glucocorticoid action by inhibiting HSD-1 -HSD1:11beta-hydroxysteroid dehydrogenase type1	

Food

Our processed foods business and seasoning business were transferred to Katokichi as part of the realignment of our foods business in July. We aim to complete the process of integrating these operations with Katokichi's operations as quickly as possible. As for the beverage business, we will continue our efforts to gain a competitive edge while maintaining the existing business operation structure.

Also, we are engaging in group-wide efforts to ensure and improve our safety control and to build up the safety of foods in order to regain the trust of customers. For example, we have started inspection of imported frozen foods for agrochemical residues at an inspection center in Japan, invited outside experts to serve as our advisers and actively disclosed information concerning food materials and other items.

<Outlook for the fiscal year ending March 2009>

We have not revised out earnings forecasts for the fiscal year ending in March 2009. Because we expect that the strong sales performances of the domestic and international tobacco business in the first quarter are only temporary phenomena. In addition, cost of raw materials and sales promotion expenses for the full year will be in line with our forecasts. Moreover, we do not believe we should revise our exchange rates assumption in light of the current uncertain foreign exchange market.

(Table 2) Full-term forecasts for FY 3/2009

(Unit: JPY billion)

	FY 3/2008 results	FY 3/2009 forecasts	Change
Sales incl. taxes	6,409.7	6,610.0	200.2
EBITDA*	602.0	593.0	-9.0
Operating income	430.5	311.0	-119.5
Recurring profit	362.6	278.0	-84.6
Net income	238.7	148.0	-90.7

* EBITDA=Operating income + depreciation and amortization

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the domestic and international tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

Consolidated financial statements

Consolidated balance sheets

(Millions of yen)

	As of March 31, 2008	As of June 30, 2008	Increase / Decrease
Assets			
Current assets	1,234,695	1,287,251	52,555
Noncurrent assets	3,852,518	3,284,579	(567,938)
Property, plant and equipment	763,332	727,554	(35,777)
Buildings and structures	281,742	263,052	(18,689)
Machinery, equipment and vehicles	218,973	205,698	(13,275)
Land	157,380	159,548	2,167
Other	105,234	99,254	(5,979)
Intangible assets	2,759,407	2,236,599	(522,807)
Goodwill	2,106,887	1,668,251	(438,635)
Right of trademark	613,496	532,918	(80,578)
Other	39,023	35,429	(3,593)
Investments and other assets	329,778	320,424	(9,353)
Total assets	5,087,214	4,571,831	(515,382)
Liabilities			
Current liabilities	1,284,396	1,397,256	112,860
Noncurrent liabilities	1,648,188	1,473,992	(174,196)
Total liabilities	2,932,584	2,871,248	(61,336)
Net assets			
Shareholders' equity	2,106,311	1,905,192	(201,119)
Valuation and translation adjustments	(30,238)	(279,061)	(248,822)
Subscription rights to shares	185	247	61
Minority interests	78,370	74,203	(4,166)
Total net assets	2,154,629	1,700,582	(454,046)
Total liabilities and net assets	5,087,214	4,571,831	(515,382)

Consolidated statement of income

(Millions of yen)

	First quarter ended June 30, 2007 (From April 1, 2007 to June 30, 2007)	First quarter ended June 30, 2008 (From April 1, 2008 to June 30, 2008)	Increase / Decrease
Net sales	1,219,784	1,719,819	500,035
Cost of sales	981,004	1,394,538	413,534
Gross profit	238,779	325,280	86,500
Selling, general and administrative expenses	145,441	214,833	69,391
Operating income	93,337	110,447	17,109
Non-operating income	6,699	6,433	(265)
Non-operating expenses	9,086	44,329	35,242
Ordinary income	90,950	72,551	(18,399)
Extraordinary income	10,366	1,355	(9,011)
Extraordinary loss	1,661	24,740	23,079
Income before income taxes and minority interests	99,656	49,166	(50,489)
Income taxes-current	34,836	30,509	(4,326)
Minority interests in income	1,720	1,745	25
Net income	63,099	16,910	(46,188)

Consolidated statement of cash flows

(Millions of yen)

	First quarter ended June 30, 2007 (From April 1, 2007 to June 30, 2007)	First quarter ended June 30, 2008 (From April 1, 2008 to June 30, 2008)	Increase / Decrease
Net cash provided by (used in) operating activities	11,566	(31,808)	(43,375)
Net cash provided by (used in) investment activities	(1,707,167)	(25,612)	1,681,555
Net cash provided by (used in) financing activities	727,349	102,436	(624,912)
Effect of exchange rate change on cash and cash equivalents	35,318	(43,742)	(79,061)
Net increase (decrease) in cash and cash equivalents	(932,932)	1,273	934,206
Cash and cash equivalents at beginning of period	1,179,522	215,008	(964,513)
Cash and cash equivalents at end of period	246,589	216,281	(30,307)

END